UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*



                                  Emageon Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29076V109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen B. Levithan, Esq.
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:  Oliver Press Partners, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,569,360*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,569,360*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,569,360*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):     16.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of October 13, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,934,600 Shares owned by JE Partners, a Bermuda partnership, and 634,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:  Oliver Press Investors, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,569,360*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,569,360*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,569,360*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   16.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of October 13, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,934,600 Shares owned by JE Partners, a Bermuda partnership, and 634,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):    [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,569,360*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,569,360*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,569,360*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  16.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of October 13, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,934,600 Shares owned by JE Partners, a Bermuda partnership, and 634,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         3,569,360*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    3,569,360*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,569,360*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  16.6%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of 100 shares of common stock, par value $0.001 per share (the "Shares"), of Emageon Inc., a Delaware corporation, owned, as of October 13, 2008, by Davenport Partners, L.P., a Delaware limited partnership, 2,934,600 Shares owned by JE Partners, a Bermuda partnership, and 634,660 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership.

CUSIP No.   29076V109


Item 4.   Purpose of Transaction
          ----------------------

          Item 4 is hereby amended by adding the following after the last paragraph thereof:

          On October 13, 2008, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Health Systems Solutions, Inc., a Nevada corporation ("Parent"), and HSS Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), whereby Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the "Merger"), as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit 2 hereto.

          Pursuant to the Merger Agreement, among other things, (i) the Merger Sub will merge with and into the Company, (ii) the Company shall continue its corporate existence as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) each Share will be converted into the right to receive $2.85 in cash, (iv) the directors and officers of the Surviving Corporation shall be the existing directors and officers, respectively, of the Merger Sub immediately prior to the Effective Time (as defined in the Merger Agreement),
(v) the Company's certificate of incorporation as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as provided for in the Merger Agreement, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended, and (vi) the bylaws of the Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended.

          In connection with the execution of the Merger Agreement, Parent and Merger Sub entered into voting agreements ("Voting Agreements" and each a "Voting Agreement") with thirteen shareholders of the Company, including Oliver and OPP, the terms of which are described in Item 6 of this Schedule 13D, as amended, and as more particularly set forth and described in the form Voting Agreement incorporated by reference as Exhibit 3 hereto.

          The transactions set forth in the Merger Agreement and the Voting Agreements constitute a plan for the disposition of the Shares held by the Filing Parties. This Schedule 13D, as amended, is being filed as a result of the execution, on October 13, 2008, of a Voting Agreement by each of Oliver and OPP. Each of the Filing Parties hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with the eleven other stockholders that also executed a Voting Agreement, with respect to the Shares reported herein, and this Schedule 13D, as amended, shall not be deemed to be an admission that any Filing Party is a member of such a group with any of those eleven stockholders.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following after the first paragraph thereof:

          Pursuant to the Voting Agreements, each of Oliver and OPP have agreed, among other things, to: (i) vote all of their Shares in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, (ii) vote all of their Shares against any proposal to acquire, by merger or otherwise, greater than 20% of the assets or of any class of shares of the capital stock of the Company, (iii) not sell, assign, transfer, pledge, encumber or otherwise dispose of their Shares without the prior written consent of Parent, and (iv) grant an irrevocable proxy to Parent and certain of Parent's executive officers to vote their Shares in accordance with the provisions of the Voting Agreements.


Item 7.   Exhibits.
          --------

          Item 7 is hereby amended by adding the following after the first item thereof:

          2. Agreement and Plan of Merger, dated as of October 13, 2008, by and among Parent, Merger Sub and the Company, incorporated herein by reference to
Exhibit 2.1 to the Company's Current Report on Form 8-K dated October 14, 2008, as filed by the Company with the Securities and Exchange Commission on October 14, 2008.

          3. Form of Voting Agreement by and among Parent, Merger Sub and [Stockholder], incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 14, 2008, as filed by the Company with the Securities and Exchange Commission on October 14, 2008.

          A. Joint Filing Agreement dated as of October 20, 2008 by and among Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            October 20, 2008


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A


                             JOINT FILING AGREEMENT
                             ----------------------



          The undersigned agree that this Schedule 13D Amendment No. 8 relating to the shares of common stock of Emageon Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).



                                            October 20, 2008


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press